Exhibit 12

AMERUS GROUP CO.
STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	($ in thousands)
Earnings
Pre-tax income from continuing operations	$88,566	$117,581	$239,238	$89,157	$119,377	$115,736	$101,113
Less: Minority interest	—	—	—	—	—	21,677	28,107
Less: Income (loss) from equity investees	3,879	2,687	12,563	(3,993)	5,072	3,481	(603)
Add: Distributed income from equity investees	290	1,466	1,521	2,591	7,730	4,449	1,804

	84,977	116,360	228,196	95,741	122,035	95,027	75,413
Fixed charges	237,389	294,060	570,646	492,093	371,667	344,363	356,617

Total Earnings	$322,366	$410,420	$798,842	$587,834	$493,702	$439,390	$432,030

Fixed Charges
Interest credited to policyowners	$220,245	$279,168	$538,622	$464,022	$341,575	$312,008	$325,941
Interest expense on debt	16,334	14,374	30,154	25,487	26,011	29,723	28,983
Amortization of debt issuance costs	464	374	1,137	985	3,155	1,833	1,538
Estimate of interest within rental expense	346	144	733	1,599	926	799	155

Total Combined Fixed Charges and Preference Security Dividends	$237,389	$294,060	$570,646	$492,093	$371,667	$344,363	$356,617

Ratio of Earnings to Fixed Charges	1.36	1.40	1.40	1.19	1.33	1.28	1.21

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